

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 15, 2010

Zorik Gordon
President and Chief Executive Officer
ReachLocal, Inc.
21700 Oxnard Street, Suite 1600
Woodland Hills, CA 91367

   Re: ReachLocal, Inc.
     Form S-1
     Filed December 22, 2009
     File No. 333-163905

Dear Mr. Gordon:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range information, the size of the offering, and selling shareholder information. Please include this disclosure as soon as practicable. Note that we may have additional comments once you have provided this disclosure. Therefore, allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2.   As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

3.   We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments. Furthermore, we remind you to provide us with sufficient time to review any requests for confidential treatment you may be submitting in connection with the filing of your exhibits.

4.   If you intend to insert graphics into your prospectus, please provide us with copies of your artwork prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. In order to expedite this process, you may submit your artwork to us on a supplemental basis. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance's "Current Issues and Rulemaking Projects Outline."

5.   We note that you cite to third-party industry research in various places in your prospectus, including the Prospectus Summary and the Business section.. Please provide us marked copies of such research, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been specifically prepared for this filing, file a consent from the party.

6.   Please note that you will be required to comply with the recent amendments to Regulation S-K Items 401 and 402 (as required by Form S-1 Items 11(k) and (l)) in order for your registration statement to be declared effective on or after February 28, 2010. Please refer to the Proxy Disclosure Enhancements Transition C&DI available on our website at http://www.sec.gov/divisions/corpfin/guidance/pdetinterp.htm.

Prospectus Summary, page 1

7.   Please balance your disclosure of revenue increases in recent periods by disclosing losses from operations during those periods.

<u>Risk Factors, page 11</u>

<u>We purchase a significant majority of our media from Google, Yahoo! and Microsoft . . ., page12</u>

<u>Each of the three major Internet search companies has significant influence . . ., page 12</u>

8.   We note that nearly all of the media you purchase is purchased from Google, Yahoo! and Microsoft. We also note your description of certain terms of your current contracts with these suppliers. Since it seems like your business is substantially dependent on these relationships, please explain to us why you do not believe these contracts are required to be filed as exhibits pursuant to Regulation S-K Item 601(b)(10)(ii)(B).

9.   We note that Internet search companies require you to acquire from them a specific percentage of your aggregate search engine media purchases in certain international markets. As appropriate, please disclose any minimum purchase commitments that you may have under contractual obligations on page 58.

<u>If we fail to increase the number of our clients or retain existing clients . . ., page 15</u>

10.   We note your disclosure about risks relating to client retention. So that investors may better assess this risk, please discuss how client retention rates have materially impacted your results of operations in the past. Please include quantitative information, such as a measurement of "churn" or similar, to the extent practicable and material. In your MD&A, discuss any material trends in client retention rates.

<u>We may be unsuccessful in managing our international operations . . ., page 17</u>

11.   Please disclose the percentage of your revenues derived from your international operations.

<u>Our independent registered public accounting firm … significant deficiencies in our internal controls, page 18</u>

12.   Please tell us more in detail and disclose the additional systems that you implemented to automate a significant portion of your consolidation and reporting process and how you accounted for the related costs of this automation.

<u>Our ability to deliver reporting and tracking solutions . . ., page 18</u>

13.   We note that several website hosting companies have blocked traffic from your reverse proxy servers and thus prevented you from providing full tracking services to a group of clients. Please explain why these companies blocked traffic

and provide more information, including quantitative information to the extent practicable, regarding the extent to which this impacted your business.

Our revenue may be negatively affected …, page 21

14.   Tell us more in detail the nature of the sales tax exemption that precludes taxation on the products and services that you sell, in particular revenues associated with the sale of tangible media products.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Overview, page 39

15.   Please disclose how significant the rebate and incentive programs offered by some publishers, as described in the last paragraph on page 39, have been to your results of operations in recent periods. Also explain the significance of any other material benefits of your special designation as a third-party seller of media provided by Google, Yahoo! and Microsoft.

Business Model, Operating Metrics and Trends, page 40

16.   We note the significance of growth in IMCs, particularly Upperclass IMCs, to your business model. Please identify and discuss any material trends, beyond hiring practices, that impact the growth of IMCs, such as trends in the attrition rate of Underclassmen (i.e. the percentage of Underclassmen that do not become productive Upperclassmen).

Sources of Revenues, page 42

17.   We note that your revenue arrangement consists of multiple elements which are priced "based on a package pricing model in which … clients commit to a fixed fee that includes the media; the optimization, reporting and tracking technologies of the RL Platform; and the personnel dedicated to support and manage their campaign; the sale of your TotalTrackProducts; and set-up, management and service fees associated with these products and other services." Please tell us how you applied ASC Topic 605-25 in connection with revenues recognized based on your package pricing model.

18.   With respect to your ReachSearch and ReachDisplay products, tell us how you allocate the consideration to multiple elements within each campaign cycle. In this regard, we note related disclosure on your revenue recognition process in the last paragraph on page 43.

19.   Citing additional performance conditions and customer acceptance terms, tell us why it is appropriate to recognize revenue "as the cost of the third-party media is incurred, which is upon delivery of the advertising." Refer to SAB.T.13A.3(b)-(c).

Revenue Recognition, page 43

20.   Tell us the nature of the products and/ or services that you provide to resellers.

Stock-based Compensation, page 45

21.   We note that the estimated fair value of your stock increased from $6.81 at April, 2009 to $10.43 at August. 2009. Please disclose in MD&A the following information relating to your issuances of stock options:

   • A discussion of the significant factors, assumptions and methodologies used in determining fair value;
   • A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price. Please identify and quantify intervening developments at the company, which contribute to the difference between the deemed fair value of your common stock as of each grant date and the lowest expected offering price.
   • The nature of third party valuations, whether retrospective or contemporaneous, and how they weighed in your Board's valuation results.

Software Development Costs, page 46

22.   We note that you track software development costs by project and by each release. Tell us the total costs that you incurred in developing the proprietary software for exclusive use of ReachLocal Australia and how you accounted for such costs in your financial statements. Tell us the nature of the contemporaneous documentation and frequency of collection of estimates that you relied on to validate the costs to be capitalized. In this regard, we note your disclosure on page 18 concerning significant deficiencies in your internal controls with respect to your processes for calculating costs to be capitalized for internally developed software.

Goodwill and Intangible Assets, page 47

23.   Please tell us how you determined your reporting units and how you allocated goodwill to such reporting units.

Results of Operations, page 48

24.   Please provide more information about the significance of the material factors
        contributing to or offsetting revenue growth. For example, for the Direct Local
        channel, you should discuss and quantify, to the extent practicable and material,
        the significance of increased numbers of Upperclassmen, increased production
        rates of Upperclassmen (due to increased tenure or otherwise), the introduction of
        new products, the entry into new markets and any other material factors. With
        respect to the National Brands, Agencies and Resellers channel, please provide
        more insight into the underlying causes of the sales reductions in your most recent
        nine months and increases prior to that period.

25.   We note that you expect each category of operating expenses to increase in
        absolute dollars in future periods. To the extent practicable, discuss expected
        material changes or trends in each category of expenses as a relative percentage of
        revenue as your business continues to grow.

Liquidity and Capital Resources, page 56

26.   We note you expect that cash flow from operations, existing cash balances and
        proceeds from your initial public offering will be sufficient to continue funding
        our expansion activities. Please provide a more detailed assessment of the
        company's ability to meet its short-term and long-term liquidity needs. Clarify
        whether you are relying on any expectations or trends with respect to cash
        provided by operations and identify and discuss any material uncertainties that
        could impact your expectations. Note that we consider "long-term" to be the
        period in excess of the next twelve months. See Section III.C of Release No. 33-
        6835 and footnote 43 of Release No. 33-8350.

27.   We note that, despite your losses from operations, you have been producing
        positive cash flow from operations in recent periods, primarily due to increases in
        accounts payable and accrued liabilities and also in deferred revenue. Please
        discuss whether you expect this trend to continue and the material drivers of this
        trend.

28.   Describe your material commitments and/or expectations for capital expenditures
        following the offering. Refer to Regulation S-K Item 303(a)(2).

Executive Compensation, page 79

Determination of Compensation, page 79

29.   Although we note that you did not formally benchmark compensation against the
        peer group, you disclose that the Compensation Committee and the Board made
        decisions about your compensation program based on the peer group analysis,

along with their own experience and judgment. Please provide more insight into how the peer group analysis informed the decisions of the Compensation Committee and Board with respect to establishing your compensation program and setting 2009 compensation levels.

Elements of Compensation, page 81

30.   We note that you use EBITDA Margin targets for your 2009 Executive Bonus Plan. We also note that in your selected financial data and the accompanying footnotes you identify Adjusted EBITDA as a non-GAAP performance measure used by management in determining compensation. Please clarify whether EBITDA Margin is derived from Adjusted EBITDA, and if not, why two different calculations of EBITDA are being used.

31.   We note that cash bonuses are awarded pursuant to your 2009 Executive Bonus Plan based on Revenue and EBITDA Margin targets. Please disclose these target levels, as well as your performance against the targets during the relevant performance periods. In disclosing performance against the targets, please quantify and explain any discretionary adjustments made by the Compensation Committee.

2009 Summary Compensation Table, page 89

32.   Please update your tables to include information for the full fiscal year ended December 31, 2009.

Grants of Plan-Based Awards in 2009, page 90

33.   Please include the Grant-Date Fair Value column in your Grants of Plan-Based Awards table. Refer to Regulation S-K Item 402(d)(2)(viii).

Potential Payments Upon Termination or Change in Control, page 95

34.   Please file as an exhibit the amended and restated restricted stock purchase agreement referenced in the last paragraph of page 95.

Certain Relationships and Related Party Transactions, page 109

35.   We note that the introductory paragraph on page 109 refers only to current directors, executive officers, and holders of more than 5% of your capital stock. Regulation S-K Item 404 defines a related person as a person within certain specific categories at any time during the period for which disclosure is required (i.e., during the company's last three fiscal years and interim period in this case). Please confirm that you have disclosed all required related party transactions with

any former related parties. Refer to Instruction 1 to Regulation S-K Item 404(a).

36.   Disclose the per share offering price of the Series D preferred stock sold to entities affiliated with VantagePoint Venture Partners on September 17, 2007.

Description of Capital Stock, page 114

Registration Rights, page 115

37.   Please file as an exhibit the Stockholders' Agreement, dated September 11, 2009.

Underwriting, page 125

38.   Describe briefly the factors that J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith would consider in determining whether to consent to the sale of shares by you, your directors and officers, and certain of your significant stockholders before the lock-up period's expiration.

Goodwill and Intangible Assets, page F-11

39.   We note you disclosure stating that due to the recent acquisition of ReachLocal Australia, management determined that there was no impairment of goodwill as of September 30, 2009. In this regard, tell us the date as to when you will perform your annual impairment test under ASC Topic 350-20-35.

40.   We note that you referred to intangible assets in the fourth paragraph. It appears that these are finite lived assets which should be reported elsewhere. Please advise or revise.

4. Acquisition of ReachLocal Australia, pages F-19, F-20 and F-21

41.   We note that ReachLocal Australia was formed as a 50/50 joint venture between you and NetUs to provide your online marketing services to Australia and New Zealand. Citing the terms of the joint venture agreement and the investors' respective rights and obligations, tell us your analysis as to whether ReachLocal Australia constituted a variable interest and if you or any of your co-investors were deemed a primary beneficiary. Refer to paragraphs ASC Topic 810-10-15 and ASC Topic 820-10-25-38.

42.   We note that in exchange for your 50% ownership interest in the joint venture, you entered into a software license agreement with ReachLocal Australia. Under the software license agreement you developed and supported proprietary software, similar to your current proprietary software used in the United States. Tell us how you accounted for the services provided under the software license

agreement. Tell us why you did not increase the carrying value of your investment in ReachLocal Australia.

43.   Citing the terms of your software license agreement with ReachLocal Australia, tell us if the underlying arrangement may be deemed a collaborative agreement. and if so, how you complied with the pertinent guidance. Refer to ASC Topic 808.10

44.   We note that during 2007, your proportionate loss in ReachLocal Australia exceeded the carrying value of your investment and therefore you reduced the carrying value of your investment to zero. Please disclose what the carrying value of your investment was prior to the impairment. Additionally, tell us why your total share of losses ('Equity in Losses of ReachLocal Australia') for all years as reported on page F-4 differs substantially from an estimable share of your losses based on the accumulated deficit of ReachLocal Australia as reported on page F-36.

45.   Refer to the table on page F-21 summarizing the fair value of net assets acquired. Tell us your analysis as to why you did not give recognition to reacquired license rights ("perpetual right and license to use the Australian Platform") arising from your pre-existing software license agreement with ReachLocal Australia. Refer to paragraph 20 of ASC Topic 805-20-30 and additionally paragraphs 21 and 23 of ASC Topic 805-10-55.

46.   Tell us in more detail how you determined the fair value of the identifiable intangible assets acquired.

47.   Please tell us how you determined the periods to be presented for the financial statements required under Rule 3-05 of Regulation S-X and the results of your significance tests.

Software License, page F-41

48.   Per ReachLocal Australia's disclosure, the software license which you granted is stated at the estimated fair value based on the capital contributed by NetUs at the formation of the joint venture. Citing your basis in the accounting literature, tell us how you accounted for your respective contribution in your financial statements at the inception of the agreement.

2. Pro Forma Adjustments, page F-51

49.   Tell us in more detail why you believe it is appropriate to eliminate the impact of reducing deferred revenues acquired by the company and increase revenues by the same amount.

Part II. Information Not Required in Prospectus

Item 15. Recent Sales of Unregistered Securities, page II-2

50.   We note that you filed a Form D on July 31, 2009 related to an offering pursuant to Rule 506 with a first sale date of December 18, 2007. Please tell us which of the sales disclosed here is related to this Form D.

Exhibit Index

51.   Please explain to us why you have not filed as an exhibit any of the agreements related to your acquisition of 100% of ReachLocal Australia, which was completed in September, 2009. Refer to Regulation S-K Item 601(b)(2).

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365, or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director

cc: Bradley A. Helms, Esq.
        Latham & Watkins LLP
        Via facsimile: (213) 891-8763